Ecopetrol registered 1,883 million barrels of oil equivalent of Proven Reserves by year-end 2023

•	An organic incorporation of +307 MBPE was achieved, that is, 43% more compared to 2022 due to management in the development fields, new projects and better prospects in enhance recovery projects.
•	Net incorporation was positive at 119 MBPE.
•	The Reserve-Replacement Ratio (RRR) was 48% in 2023 and remains at an average of 117% for the last 3 years.
•	The ratio of reserves to production or average reserve life of the Ecopetrol Group is 7.6 years.
•	89% of the reserves are located in Colombia and 11% in the United States.

Ecopetrol (BVC: ECOPETROL; NYSE: EC) reported today its proven crude oil, condensate and natural gas (1P reserves, according to the standard international denomination), which include the results of Ecopetrol S.A., its affiliates and subsidiaries, as of December 31 2023.

Reserves were estimated based on the United States and Exchange Commission (SEC) standards and methodology. 99% of the reserves were audited by three recognized independent specialized firms (Ryder Scott Company, DeGolyer and MacNaughton and Gaffney, Cline & Associates).

At year-end 2023, the net proven reserves of the Ecopetrol Group amounted to 1,883 million barrels of oil equivalent, maintaining the average levels of the last 9 years. The 2023 reserves were valued based on a Brent reference price of 82.80 USD/Bl, a 15.5% decrease in price, as compared to a Brent of 97.95 USD/Bl in 2022.

An organic incorporation of 307 MBPE was achieved in 2023, which represented a 43% increase as compared to the organic incorporation in 2022, mainly as a result of new projects, better forecasts of production fields, increased prospects for enhanced recovery, extensions and discoveries. However, the incorporation of reserves decreased by 188 MBPE, as a result of economic factors such as the fall in the Brent crude oil price and inflationary effects, as well as changes in technical conditions, mainly, water intrusion, in fields such as Ballena, Cupiagua and Recetor. The above resulted in a positive net incorporation of 119 MBPE.

Additionally, during 2023, production discounted 247 MBPE.

The Reserve Replacement Ratio (RRR) was 48%, which includes the increase in production for the period 2023. The average reserve life was equivalent to 7.6 years.

Of the 119 MBPE incorporated in 2023, 93 MBPE were the result of the better capacity for execution and implementation of improved recovery expansion projects in fields such as Chichimene, Castilla and Akacias, among others. In addition, fields such as Cano Sur and Rubiales presented positive reserve revisions due to good production performance and new drilling projects to implement in the future.

In 2023, proven developed reserves grew around 4% compared to 2022, evidencing an improvement in the Company's execution capacity.

Ecopetrol Group Proven Reserves as of December 31, 2023

Proven Reserves (1P)	Million barrels of oil equivalent (Mboe)
Proven Reserves as of Dic 31, 2022	2,011
Revisions	9
Purchases	0
Enhance recovery	93
Extensions and discoveries	17
Sales	0
Production	(247)
Proven Reserves as of Dic. 31 de 2023	1,883

Of the total 1P reserves, 78% are liquid reserves, and 22% are gas reserves.

Bogota D.C., February 29, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co